UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                 OSHKOSH B'GOSH, INC.
                                   (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     688222-20-7
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   August 29, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of





     that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 2 of 19
                           Exhibit Index Located on Page 18





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 3 of 19


       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358
       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 4 of 19


       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 5 of 19


       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 6 of 19


       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 7 of 19


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 8 of 19


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                   Page 9 of 19


       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                           -0-*

         NUMBER OF
          SHARES          8    Shared Voting Power                     934,700*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                934,700*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     934,700*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              8.4%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 10 of 19

             Item 1.  Security and Issuer

             This Amendment No.1 to Schedule 13D relates to shares of Class A Common Stock (the "Common Stock") of OshKosh B'Gosh, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 112 Otter Avenue, Oshkosh, Wisconsin 54901.

             This Amendment is being filed because of the purchase of additional shares of Common Stock, as described in Item 5 below.

             Item 2. Identity and Background

             This Amendment is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

             Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to The Carpenters Trust and ICSOPP.

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                                 Principal
                                                                 Occupation
              Name and                                Citizen-   or
              Office Held       Business Address        ship     Employment


              Richard C. Blum   909 Montgomery St.       USA     President
              President,        Suite 400                        and
              Chairman and      San Francisco, CA                Chairman,
              Director                                           RCBA L.P.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 11 of 19

                                                                 Principal
                                                                 Occupation
              Name and                                Citizen-   or
              Office Held       Business Address        ship     Employment


              Nils Colin Lind   909 Montgomery St.     Norway    Managing
              Managing          Suite 400                        Director,
              Director and      San Francisco, CA                RCBA L.P.
              Director
              Jeffrey W. Ubben  909 Montgomery St.       USA     Managing
              Managing          Suite 400                        Director of
              Director of       San Francisco, CA                Investments,
              Investments                                        RCBA L.P.

              Alexander L.      909 Montgomery St.       USA     Managing
              Dean              Suite 400                        Director of
              Managing          San Francisco, CA                Investments,
              Director of                                        RCBA L.P.
              Investments and
              Director

              George F. Hamel,  909 Montgomery St.       USA     Managing
              Jr.               Suite 400                        Director of
              Managing          San Francisco, CA                Marketing,
              Director of                                        RCBA L.P.
              Marketing
              John H.           909 Montgomery St.       USA     Managing
              Steinhart         Suite 400                        Director and
              Managing          San Francisco, CA                Chief
              Director and                                       Administrati
              Chief                                              ve Officer,
              Administrative                                     RCBA L.P.
              Officer

              Marc T.           909 Montgomery St.       USA     Managing
              Scholvinck        Suite 400                        Director and
              Managing          San Francisco, CA                Chief
              Director and                                       Financial
              Chief Financial                                    Officer,
              Officer                                            RCBA L.P.
              Peter E.          909 Montgomery St.       USA     Managing
              Rosenberg         Suite 400                        Director of
              Managing          San Francisco, CA                Development,
              Director of                                        RCBA L.P.
              Development and
              Director

              Michael Kane      909 Montgomery St.       USA     Managing
              Managing          Suite 400                        Director of
              Director of       San Francisco, CA                Investments,
              Investments                                        RCBA L.P.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 12 of 19

                                                                 Principal
                                                                 Occupation
              Name and                                Citizen-   or
              Office Held       Business Address        ship     Employment


              Thomas L.         40 Wall Street           USA     Chairman,
              Kempner           New York, NY  10005              Loeb
              Director                                           Partners
                                                                 Corporation,
                                                                 Investment
                                                                 Banking
                                                                 Business
              Donald S.         3 Embarcadero Center     USA     Howard,
              Scherer           Suite 700                        Rice, et al.
              Secretary         San Francisco, CA                (law firm)
                                94111


             The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

                                                              Principal
             Name and                                Citizen- Occupation
             Office Held        Business Address       ship   or Employment


             Kim Frommer,       22225 Acorn Street     USA    President,
             Trustee            Chatsworth, CA                Frommer Inc.
                                91311
             Curtis Conyers,    4719 Exposition        USA    President,
             Jr., Trustee       Boulevard                     Richard Lane
                                Los Angeles, CA               Company
                                90016

             Richard Harris,    1717 West Lincoln      USA    General
             Trustee            Avenue                        Manager,
                                Anaheim, CA 92801             Wesseln
                                                              Construction
                                                              Co., Inc.
             Ralph Larison,     1925 Water Street      USA    President,
             Trustee            Long Beach, CA                Connoly-Pacific
                                90802                         Co.

             Bert Lewitt,       2901 28th Street       USA    President,
             Trustee            Santa Monica, CA              Morley
                                90405                         Construction
                                                              Co.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 13 of 19

                                                              Principal
             Name and                                Citizen- Occupation
             Office Held        Business Address       ship   or Employment


             Ronald W. Tutor,   15901 Olden Street     USA    President,
             Co-Chairman,       Sylmar, CA 91342              Tutor-Saliba
             Trustee                                          Corporation
             J.D. Butler,       412 Dawson Drive       USA    Treasurer, Gold
             Trustee            Camarillo, CA 93010           Coast District
                                                              Council of
                                                              Carpenters

             Douglas J.         520 South Virgil       USA    General
             McCarron,          Avenue                        President,
             Chairman,          Los Angeles, CA               United
             Trustee            90020                         Brotherhood of
                                                              Carpenters and
                                                              Joiners of
                                                              America

             Bill Perry,        520 South Virgil       USA    Administrative
             Trustee            Avenue                        Assistant,
                                Los Angeles, CA               Southern
                                90020                         California
                                                              District
                                                              Council of
                                                              Carpenters
             Buddy Self,        911 20th Street        USA    Financial
             Trustee            Bakersfield, CA               Secretary,
                                91301                         Carpenters
                                                              Local Union 743

             James K. Bernsen,  520 South Virgil       USA    Secretary-
             Trustee            Avenue                        Treasurer,
                                Los Angeles, CA               Southern
                                90020                         California
                                                              District
                                                              Council of
                                                              Carpenters


             ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

                                                                Principal
             Name and                                 Citizen-  Occupation
             Office Held        Business Address        ship    or Employment

     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 14 of 19

             Robert E. Vagley,  American Insurance      USA     President,
             Fiduciary          Association                     American
                                1130 Connecticut                Insurance
                                Avenue, N.W.                    Association
                                Washington, DC
                                20036

             Fred R. Marcon,    Insurance Services      USA     President,
             Fiduciary          Office                          Insurance
                                7 World Trade                   Services
                                Center                          Office
                                New York, NY 10048
             Gail P. Norton,    Industrial Risk         USA     President &
             Fiduciary          Insurers                        CEO,
                                85 Woodland Street              Industrial
                                Hartford,                       Risk Insurers
                                Connecticut 06102

             A. James Brodsky,  Insurance Company       USA     Director,
             Director           Supported                       Insurance
                                Organizations                   Company
                                Pension Plan and                Supported
                                Trust                           Organizations
                                1130 Connecticut                Pension Plan
                                Avenue, N.W.                    and Trust
                                Washington, DC
                                20036

                                       *   *   *

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of securities was the working capital of the Reporting Persons.

             Item 4. Purpose of Transaction.

             The Reporting Persons acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 15 of 19

             Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs
             (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to the Issuer, there were 11,189,171 shares of Common Stock issued and outstanding on August 26, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                          Shares of
                                           Common           Percentage
              Name                       Stock Owned           Owned

              Stinson                       97,700             0.9%
              BK IV                         68,700             0.6%

              Carpenters Trust             600,100             5.4%

              ICSOPP                       168,200             1.5%
                                           _______             ____
                      Total                934,700             8.4%
                                           =======             ====

             Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 934,700 shares of the Common Stock, which is 8.4% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 16 of 19

             (c) Since the most recent filing on Schedule 13D, the Reporting Persons purchased the following shares of Common Stock on the open market:

             Name                  Trade Date      Shares   Price/Share

             Stinson                07-02-96        4,200     18.125
                                    07-05-96        1,400     18.125
             BK IV                  07-08-96       10,000     18.125
                                    07-09-96       15,000     18.125
                                    07-10-96        2,500     18.125

             Carpenters Trust       07-02-96        5,700     18.125
                                    07-05-96        1,900     18.125
                                    07-08-96       10,000     18.125
                                    07-09-96       15,000     18.125
                                    07-10-96        2,500     18.125
                                    07-18-96       20,000     17.500
                                    07-24-96       15,000     16.000

             ICSOPP                 07-02-96        5,100     18.125
                                    07-05-96        1,700     18.125

             (d) and (e)   Not applicable.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 17 of 19

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  August 26, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &
                Associates, L.P., its             By Richard C. Blum &
                General Partner                      Associates, Inc., its
                                                     General Partner
                By Richard C. Blum &
                   Associates, Inc., its             By /s/ Donald S. Scherer
                   General Partner                      ______________________
                                                        Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              ____________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _______________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner


                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 18 of 19

                                     INDEX TO EXHIBITS


                                                          Sequentially
             Item         Description                     Numbered Page

             Exhibit A    Joint Filing Undertaking              19





     CUSIP NO. 688222-20-7           SCHEDULE 13D                  Page 19 of 19

                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto, hereby
             execute this agreement as an exhibit to this Amendment to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  August 26, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &
                Associates, L.P., its             By Richard C. Blum &
                General Partner                      Associates, Inc., its
                                                     General Partner
                By Richard C. Blum &
                   Associates, Inc., its             By /s/ Donald S. Scherer
                   General Partner                      ______________________
                                                        Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              ____________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _______________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner

                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary